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                                                                Exhibit 99.(h.5)




                       EXPENSE CAP/REIMBURSEMENT AGREEMENT

         This Expense Cap/Reimbursement Agreement dated as of November 16, 2004 between Kirr, Marbach & Company, LLC (the "Adviser") and Kirr, Marbach Partners Funds, Inc. (the "Company") on behalf of the Kirr, Marbach Partners Value Fund (the "Fund").

         WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses to not exceed the level described below.

         NOW THEREFORE, the parties agree as follows:

         The Adviser agrees that until February 28, 2006, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated July 26, 2002, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses (on an annual basis) do not exceed 1.45% of the Fund's average daily net assets.

         The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.



                                         KIRR, MARBACH & COMPANY, LLC



                                         By:  /s/ Mickey Kim
                                              ----------------------------
                                              Mickey Kim, Member



                                         KIRR, MARBACH PARTNERS FUNDS, INC.



                                         By:  /s/ Mark D. Foster
                                              ----------------------------
                                              Mark D. Foster, President